UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 04, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter Results,” dated May 4, 2017.

Exhibit

1.	Press Release dated May 4, 2017

Textainer Group Holdings Limited

Reports First-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – May 4, 2017 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported first-quarter 2017 results.

Financial and Business Summaries

•	Lease rental income increased $0.9 million (or 0.9 percent) from the prior quarter to $107.6 million;
•	Container impairments declined $10.3 million (or 73 percent) from the prior quarter to $3.8 million (or $0.07 per diluted common share) for the quarter;
•	Gains on sale of containers, net increased $0.7 million (or 22 percent) from the prior quarter to $4.0 million (or $0.07 per diluted common share) for the quarter;
•	New container prices are above $2,200 per CEU, 75% higher than one year ago;
•	Used container prices have increased more than 50% since the low point in August 2016;
•	Net loss attributable to Textainer Group Holdings Limited common shareholders of $7.0 million for the quarter, or $0.12 per diluted common share, an increase of $6.8 million from the prior quarter;
•	Adjusted net loss (1) of $9.1 million for the quarter, or $0.16 per diluted common share, a decrease of $4.3 million (or 32 percent) from the prior quarter; and
•	Utilization averaged 95.0 percent for the quarter and is currently at 96.0 percent.

“We saw our first sequential growth in lease revenue in more than two years.  That growth, combined with a quarter-to-quarter reduction in container impairments and increase in gains on container sales, is further evidence of the strong improvement that we are experiencing in our industry.  Both new and used container prices have increased dramatically since the third quarter last year. Additionally, the lease rates for both new and depot container lease-outs have increased even faster than container prices indicating material improvement in lease yields. Our utilization continues to improve as we lease out depot inventory and containers recovered from Hanjin,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“With respect to the bankruptcy of Hanjin, 94% of our containers have been recovered or are in the final stages of recovery negotiation.  The quantity of containers recovered far exceeds what we expected at the time of Hanjin’s bankruptcy given the disorganized nature of the default.  We had approximately 114,000 containers on lease to Hanjin, or 6.4% of our total fleet.  We have incurred significant upfront costs for the recovery and repair and repositioning of containers formerly leased to Hanjin, in addition to unpaid accounts receivable and revenue lost during the recovery process. We have $80 million of insurance after a $5 million deductible to cover the majority of our Hanjin losses.  We made an initial insurance claim in April 2017 and expect to receive initial payments by the end of May 2017. We believe our final claim will exceed our insurance coverage by $10 to $20 million and that final resolution of the claim will occur later in 2017. The reactivation of recovered Hanjin containers and settlement of the insurance claim will bolster our financial position and contribute to improved results,” added Mr. Brewer.

“During the quarter, we amended certain covenants of our bank financing facilities. Additionally, we set up a new facility to retire existing asset backed notes and are now evaluating opportunities to expand our financing sources,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 QTD 2017	Q4 QTD 2016 (a)	Q1 QTD 2016 (b)
Lease rental income	$107,617	$106,709	$122,348
Total revenues	$116,687	$120,200	$128,620
Income from operations	$20,039	$9,783	$29,374
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)	$(132)	$(3,737)
Net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.12)	$-	$(0.07)
Adjusted net (loss) income (1)	$(9,067)	$(13,395)	$6,022
Adjusted net (loss) income per diluted common share (1)	$(0.16)	$(0.24)	$0.11
Adjusted EBITDA (1)	$82,112	$86,403	$96,235
Average fleet utilization	95.0%	94.3%	94.6%
Total fleet size at end of period (TEU)	3,054,198	3,142,556	3,164,719
Owned percentage of total fleet at end of period	81.3%	81.0%	80.6%

(a)

Certain amounts for the period ended December 31, 2016 have been restated for immaterial corrections of identified errors to reverse gains on sale of containers, net that were deemed uncollectible and to properly account for lease concessions.

(b)

Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

“Adjusted net (loss) income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net (loss) income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net loss attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net loss attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense, net loss attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net loss attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

First-Quarter Results

Lease rental income decreased $14.7 million (or 12.0 percent) from the prior year comparable period. The decrease was due to a decrease in average rental rates, lower utilization and lost revenue from the Hanjin bankruptcy, partially offset by an increase in our owned fleet size.  Direct container expense increased $5.0 million (or 34.4 percent) from the prior year quarter primarily due to repositioning expense on Hanjin containers.

In addition to the above-mentioned factors, Textainer’s first quarter results were adversely impacted by an increase of $8.0 million (or 15.2 percent) in depreciation expense primarily due to a decrease in residual values effective July 1, 2016 and an increase in our owned fleet size, partially offset by an increase in useful lives also effective July 1, 2016 and lower new container prices during 2016. Interest expense, including realized losses on interest rate swaps, collars and caps, net, increased $7.8 million (or 34.8 percent) from the prior year quarter primarily due to an increase in effective interest rates of 1.0 percentage point mainly resulting from $2.8 million higher amortization of prepaid debt issuance cost and a $6.1 million increase in interest margin of several of our recently amended debt facilities.

On the positive side, container impairments decreased $13.5 million (or 78.0 percent) from the prior year quarter primarily due to a decrease in the volume of containers designated for disposal, an increase in used container prices and a $4.7 million reversal of previous recorded impairments on containers held for sale due to rising used container prices during the first quarter 2017. Gains on sale of containers, net increased $3.0 million (or 295 percent) from the prior year quarter primarily due to an increase in average sales proceeds per unit and an increase in sales volume.

Outlook

“We believe the positive trends apparent in the first quarter will continue over the summer.  The quarter-to-quarter improvement in lease revenue should continue due to higher container lease rates and revenue from the reactivation of containers formerly leased to Hanjin. Additionally, we expect the reduction in container impairments and increase in gains on container sales to continue due to the higher new and used container prices, high utilization and tight container supply.  The world’s container fleet barely grew last year with total new dry freight container production of 1.8 million TEU and disposals of 1.5 million TEU.  Although container production picked up during the first quarter, un-booked inventory at factories is approximately 500,000 TEU, well below the level at this time last year,” stated Mr. Brewer.

“New container prices have declined slightly in the preceding weeks consistent with declines in steel prices, but still remain over $2,200 per CEU, 75% higher than the lowest level last year.  New container prices at this level combined with fewer containers being disposed due to high utilization suggests continued support for the higher used container prices we are seeing.”

“The outlook for the shipping lines is also improving.  Freight rates are much higher than they were one year ago and the latest indications are that spot rates are firming up on deep sea trades.  The commencement of operations of the three major alliances at the beginning of April 2017 and the relative balance between new vessel deliveries and scrapping of old vessels are additional positive signs.”

“We believe the limited inventory of new and depot containers will continue to support lease rates at today’s attractive levels. In the coming quarters, we expect to receive the proceeds from our Hanjin insurance claim and to reduce expenditures on container recovery and repairs. We will also benefit from reduced storage costs as utilization rises, reduced impairments due to higher sale prices and increased gains on sale as we sell already impaired containers,” added Mr. Brewer. “However, our return to profitability will be slowed by increased depreciation expense due to the July 2016 changes to our depreciation policy, an increase in our borrowing costs and the fact that the full impact of new container rental rates will build over time as our fleet reprices and we put new containers on-lease. The important point is that the improvements we are experiencing in our industry are not only continuing but seem likely to remain for some time,” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, May 4, 2017 to discuss Textainer’s first quarter 2017 results. An archive of the Webcast will be available one hour after the live call through May 3, 2018. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 44748408. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.0 million containers representing 3.1 million TEU in our owned and managed fleet. We lease containers to approximately 320 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that it will receive initial insurance payments of its Hanjin claim by the end of May 2017; (ii) Textainer’s belief that its final claim on Hanjin will exceed its insurance coverage by $10 to $20 million and that final resolution of the claim will occur later in 2017; (iii) Textainer’s belief that the reactivation of recovered Hanjin containers and settlement of the insurance claim will bolster its financial position and contribute to improved results; (iv) Textainer’s belief that trends apparent in the first quarter will continue over the summer; (v) Textainer’s belief that the quarter-to-quarter improvement in lease revenue should continue due to higher container lease rates and revenue from the reactivation of containers formerly leased to Hanjin; (vi) Textainer’s expectation that the reduction in container impairments and increase in gains on container sales to continue due to the higher new and used container prices, higher utilization and tight container supply; (vii) Textainer’s belief that new container prices at above $2,200 per CEU, 75% higher than the lowest level last year, combined with fewer container being disposed due to high utilization suggests continued support for the higher used container prices experienced in the first quarter 2017; (viii) Textainer’s belief that the limited inventory of new and depot containers will continue to support lease rates at today’s attractive level; (ix) Textainer’s expectation that it will receive the proceeds from its Hanjin insurance claim and reduce expenditures on container recovery and repairs in the coming quarters; (x) Textainer’s belief that it will benefit from reduced storage costs as utilization rises, reduced impairments due to higher sales prices and increased gains on sale as it sells already impaired containers; (xi) Textainer’s belief that its return to profitability will be slowed by increased depreciation expense due to the July 2016 changes to its depreciation policy, an increase in its borrowing costs and the fact that the full impact of new container rental rates will build over time as its fleet reprices and it puts new containers on-lease; and (xii) Textainer’s belief that the improvements it is experiencing in its industry are not only continuing but will likely remain for some time. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

Three Months ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2017		2016 (1)
Revenues:
Lease rental income		$107,617		$122,348
Management fees		3,222		3,344
Trading container sales proceeds		1,800		1,902
Gains on sale of containers, net		4,048		1,026
Total revenues		116,687		128,620
Operating expenses:
Direct container expense		19,659		14,629
Cost of trading containers sold		1,289		2,644
Depreciation expense		60,608		52,611
Container impairment		3,811		17,292
Amortization expense		948		1,374
General and administrative expense		7,345		7,166
Short-term incentive compensation expense		1,360		773
Long-term incentive compensation expense		1,376		1,608
Bad debt expense, net		252		1,149
Total operating expenses		96,648		99,246
Income from operations		20,039		29,374
Other (expense) income:
Interest expense		(28,913)		(19,965)
Interest income		128		76
Realized losses on interest rate swaps, collars and caps, net		(1,162)		(2,353)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		2,294		(11,177)
Other, net		(14)		(8)
Net other expense		(27,667)		(33,427)
Loss before income tax and noncontrolling interests		(7,628)		(4,053)
Income tax expense		(447)		(20)
Net loss		(8,075)		(4,073)
Less: Net loss attributable to the noncontrolling interests	1,101		336
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)		$(3,737)
Net loss attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.12)		$(0.07)
Diluted	$(0.12)		$(0.07)
Weighted average shares outstanding (in thousands):
Basic	56,790		56,570
Diluted	56,790		56,570
Other comprehensive loss:
Foreign currency translation adjustments		32		(113)
Comprehensive loss		(8,043)		(4,186)
Comprehensive loss attributable to the noncontrolling interests		1,101		336
Comprehensive loss attributable to Textainer Group Holdings Limited common shareholders		$(6,942)		$(3,850)

(1) Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2017 and December 31, 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Assets
Current assets:
Cash and cash equivalents	$94,018	$84,045
Accounts receivable, net of allowance for doubtful accounts of $31,875 and $31,844 in 2017 and 2016, respectively	69,896	76,547
Net investment in direct financing and sales-type leases	61,629	64,951
Trading containers	3,673	4,363
Containers held for sale	32,689	25,513
Prepaid expenses and other current assets	14,124	13,584
Insurance receivable	63,001	44,785
Due from affiliates, net	1,064	869
Total current assets	340,094	314,657
Restricted cash	68,835	58,078
Containers, net of accumulated depreciation of $1,035,770 and $990,784 at 2017 and 2016, respectively	3,617,954	3,717,542
Net investment in direct financing and sales-type leases	161,411	172,283
Fixed assets, net of accumulated depreciation of $10,309 and $10,136 at 2017 and 2016, respectively	1,814	1,993
Intangible assets, net of accumulated amortization of $41,710 and $40,762 at 2017 and 2016, respectively	14,249	15,197
Interest rate swaps, collars and caps	6,283	4,816
Deferred taxes	1,385	1,385
Other assets	7,517	8,075
Total assets	$4,219,542	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$11,686	$12,060
Accrued expenses	15,803	9,721
Container contracts payable	4,660	11,990
Other liabilities	257	265
Due to owners, net	14,297	18,132
Credit facility	30,078	31,822
Secured debt facility	86,413	83,518
Term loan	30,407	30,771
Bonds payable	419,729	58,970
Total current liabilities	613,330	257,249
Credit facilities	1,059,396	1,085,196
Secured debt facilities	997,357	1,008,607
Term loan	353,222	363,961
Bonds payable	-	375,452
Interest rate swaps, collars and caps	377	1,204
Income tax payable	8,663	9,076
Deferred taxes	6,657	6,237
Other liabilities	2,200	2,259
Total liabilities	3,041,202	3,109,241
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,424,309 shares issued and 56,794,309 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	575	575
Additional paid-in capital	392,377	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(484)	(516)
Retained earnings	737,263	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,120,582	1,125,926
Noncontrolling interest	57,758	58,859
Total equity	1,178,340	1,184,785
Total liabilities and equity	$4,219,542	$4,294,026

(1) Certain amounts as of December 31, 2016 have been restated for immaterial corrections of identified errors to reverse gains on sale of containers, net that were deemed uncollectible and to properly account for lease concessions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (1)
Cash flows from operating activities:
Net loss	$(8,075)	$(4,073)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	60,608	52,611
Container impairment	3,811	17,292
Bad debt expense, net	252	1,149
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(2,294)	11,177
Amortization of debt issuance costs and accretion of bond discount	4,639	1,886
Amortization of intangible assets	948	1,374
Gains on sale of containers, net	(4,048)	(1,026)
Share-based compensation expense	1,597	1,763
Changes in operating assets and liabilities	(10,743)	(11,271)
Total adjustments	54,770	74,955
Net cash provided by operating activities	46,695	70,882
Cash flows from investing activities:
Purchase of containers and fixed assets	(11,487)	(144,699)
Proceeds from sale of containers and fixed assets	34,330	32,291
Receipt of payments on direct financing and sales-type leases, net of income earned	17,616	22,162
Net cash provided by (used in) investing activities	40,459	(90,246)
Cash flows from financing activities:
Proceeds from credit facilities	-	110,000
Principal payments on credit facilities	(24,583)	(17,857)
Proceeds from secured debt facilities	30,000	-
Principal payments on secured debt facilities	(39,006)	(32,800)
Principal payments on term loan	(10,329)	(9,900)
Principal payments on bonds payable	(15,058)	(15,058)
Increase in restricted cash	(10,757)	(1,266)
Debt issuance costs	(7,480)	—
Net tax benefit from share-based compensation awards	—	(109)
Dividends paid to Textainer Group Holdings Limited shareholders	—	(13,481)
Net cash used in (provided by) financing activities	(77,213)	19,529
Effect of exchange rate changes	32	(113)
Net increase in cash and cash equivalents	9,973	52
Cash and cash equivalents, beginning of the year	84,045	115,594
Cash and cash equivalents, end of the period	$94,018	$115,646

(1) Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2017 and 2016, including:

(a)

net loss attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net loss attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense, net loss attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net loss attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net loss attributable to Textainer Group Holdings Limited common shareholders to adjusted net (loss) income (defined as net loss attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net loss attributable to the NCI); and

(d)

net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net loss per diluted common share (defined as net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net loss attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net loss, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net (loss) income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net (loss) income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net (loss) income or adjusted net (loss) income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended
	March 31,
	2017	2016 (1)
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net loss:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)	$(3,737)
Adjustments:
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(2,294)	11,177
Impact of reconciling items on income tax expense	38	(205)
Impact of reconciling items on net loss attributable to the noncontrolling interests	163	(1,213)
Adjusted net loss (income)	$(9,067)	$6,022
Reconciliation of adjusted net (loss) income per diluted common share:
Net loss attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.12)	$(0.07)
Adjustments:
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(0.04)	0.20
Impact of reconciling items on income tax expense	—	—
Impact of reconciling items on net loss attributable to the noncontrolling interests	—	(0.02)
Adjusted net (loss) income per diluted common share	$(0.16)	$0.11

(1) Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

	Three Months Ended
	March 31,
	2017	2016 (1)
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net loss attributable to Textainer Group Holdings Limited common shareholders	$(6,974)	$(3,737)
Adjustments:
Interest income	(128)	(76)
Interest expense	28,913	19,965
Realized losses on interest rate swaps, collars and caps, net	1,162	2,353
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(2,294)	11,177
Income tax expense	447	20
Net loss attributable to the noncontrolling interests	(1,101)	(336)
Depreciation expense	60,608	52,611
Container impairment	3,811	17,292
Amortization expense	948	1,374
Impact of reconciling items on net loss attributable to the noncontrolling interests	(3,280)	(4,408)
Adjusted EBITDA	$82,112	$96,235
Net cash provided by operating activities	$46,695	$70,882
Adjustments:
Bad debt expense, net	(252)	(1,149)
Amortization of debt issuance costs and accretion of bond discount	(4,639)	(1,886)
Gains on sale of containers, net	4,048	1,026
Share-based compensation expense	(1,597)	(1,763)
Interest income	(128)	(76)
Interest expense	28,913	19,965
Realized losses on interest rate swaps, collars and caps, net	1,162	2,353
Income tax expense	447	20
Changes in operating assets and liabilities	10,743	11,271
Impact of reconciling items on net loss attributable to the noncontrolling interests	(3,280)	(4,408)
Adjusted EBITDA	$82,112	$96,235

(1) Certain amounts for the period ended March 31, 2016 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases and to reverse gains on sale of containers, net that were deemed uncollectible.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer